SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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YPF Sociedad Anónima

ITEM

1	Translation of Consolidated Results for Full Year 2020 and Q4 2020.

167
YPF

YPF

2020 & 4Q20

YPF S.A. | **CONSOLIDATED RESULTS**

CONTENT

Basis of Presentation

From 3Q20 onwards, the Earnings Release is expressed in U.S. dollars to facilitate the reading of results. As mentioned in Note 2. b.1. to the annual consolidated financial statements, YPF has defined the U.S. dollar as its functional currency. Subsidiaries having the Argentine Peso as functional currency were adjusted for inflation, corresponding to a hyperinflationary economy, in accordance with IAS guidelines. Therefore, unless otherwise indicated, the calculation of all Income Statement figures in U.S. dollars are calculated as the sum of: (1) YPF S.A. individual financial results expressed in Argentine pesos divided by the average exchange rate of the period; and (2) the financial results of YPF S.A.’s subsidiaries expressed in Argentine pesos divided by the exchange rate at the end of period. Cash Flow items were converted to U.S. dollars using the average exchange rate for each period; whereas Balance Sheet items were converted to U.S. dollars using the end of period exchange rate for each period. The accumulated financial information presented in this document is calculated as the sum of the quarters for each period.

While 2020 was significantly affected by the pandemic, we took it as an opportunity to revisit our cost and capital structure to become leaner and be prepared to resume growth more efficiently.

Summary Consolidated Financials Unaudited Figures, in US$ million	4Q19	3Q20	4Q20	Q/Q r	2019	2020	Y/Y r
Revenues	3,447	2,327	2,270	-2.5%	13,749	9,376	-31.8%
EBITDA	736	472	263	-44.3%	3,846	1,945	-49.4%
Adjusted EBITDA	660	392	183	-53.2%	3,607	1,454	-59.7%
Operating income before impairment of assets	(140)	(300)	(273)	-9.1%	497	(864)	N.M
Operating income	(140)	(319)	549	N.M	(325)	(911)	N.M
Net income before impairment of assets	(175)	(468)	(78)	-83.4%	(73)	(1,063)	N.M
Net income	(175)	(482)	539	N.M	(688)	(1,098)	59.5%
EPS	(0.45)	(1.23)	1.41	N.M	(1.78)	(2.76)	55.1%
Capex	981	257	538	109.1%	3,521	1,554	-55.9%
Cash and cash equivalents	1,246	1,004	994	-1.0%	1,246	994	-20.2%
Total debt	8,810	8,207	8,070	-1.7%	8,810	8,070	-8.4%

EBITDA = Operating income + Depreciation of property, plant and equipment + Depreciation of the right of use assets + Amortization of intangible assets + Unproductive exploratory drillings + (Reversal) / Deterioration of property, plant, and equipment.

Adjusted EBITDA = EBITDA that excludes IFRS 16 and IAS 29 effects + one-off items.

EPS attributable to shareholders of the parent company (basic and diluted).

1. MAIN HIGHLIGHTS

1.1 MAIN HIGHLIGHTS OF THE YEAR

•

The FY2020 was marked by the effects of the unexpected COVID-19 outbreak and the drop in oil prices. It was an extremely challenging year for the worldwide Oil & Gas industry, and we were not the exception. It affected our operations and strategy. We reacted quickly and decisively by adjusting activity and production, while looking for cost efficiencies, to preserve the long-term financial sustainability of the company.

•

Our Weekly COVID-19 Risk Committee was created and continues monitoring that critical services and operations are maintained with the utmost care for our employees, suppliers and customers. Over 90% of the people whose positions do not require face-to-face interactions are still working remotely. Despite the challenges presented by the pandemic, large maintenance works were executed at La Plata Refinery and construction activities were resumed at our affiliate YPF Luz – our arm for the energy transition – which managed to reach COD on several power generation projects for an aggregate of 411MW both of thermal and renewable energy.

•

During 2020, we maintained our focus on sustainability which was reflected in the significant improvement in our reference ranking position within the O&G sector to the 10th place, based on a voluntary participation in the Corporate Sustainability Assessment designated for the Dow Jones Sustainability Index. In addition, YPF was included in S&P’s ‘The Sustainability Yearbook 2021’, which includes companies with top-tier sustainability and ESG practices, raking in the top 15% among Oil & Gas companies.

•

Revenues decreased by 31.8% y/y mainly on the back of a decrease in fuels’ sales during the year. Demand for refined products dropped significantly, driving a volume decrease of 29.9% in gasoline and 11.1% in diesel (or -15.2% excluding sales to CAMMESA). The worst monthly record was in April, when gasoline and diesel volumes contracted by about 70% y/y and 35% y/y respectively, due to the impact of the strict lockdown measures established in late March 2020. Since then, demand improved gradually but steadily, with December figures showing a contraction of 7% y/y and 5% y/y for gasoline and diesel, respectively.

•

The downward trend in realization prices in dollars for our main products also contributed to the contraction. However, once demand showed signs of recovery, we managed to start with periodic adjustments at the pump since August, which permitted us to stabilize our net prices in dollars. However, even after these cumulative increases, our net prices measured in dollars still stood around 15% below the levels of 2019 and about 30% below the average for the past 10 years.

•

We took the pandemic as an opportunity to embark on a company-wide cost cutting plan, achieving a structural cost reduction in the order of 20%. The plan was primarily based on: 1) a voluntary retirement program that resulted in a 13% headcount reduction in non-unionized workers, having a total cost of around US$125 million with a payback period of close to 2 years; 2) a constructive dialogue with the leaders of the different unions reaching agreements to flexibilize working conditions and to introduce KPI-related compensation that should render significant savings across drilling, termination, workover and pulling activities; 3) a revision of all vendor contracts (already renegotiated about 90%) and revisited a good portion of our internal operating processes, achieving important savings in key activities.

•

Adjusted EBITDA for the year stood at US$1,454 million, contracting 59.7% y/y, as the decline in sales more than offset the cost efficiencies reached this year. It is worth highlighting that this figure was severely influenced by non-recurring charges that affected this year mainly related to abnormally high stand-by costs, the cost of our voluntary retirement program, the reversal of Decree No. 1053/2018, and the charge related to the Termination Fee of the FLNG contract with Exmar. When adjusting for these non-recurring charges, Normalized EBITDA would have reached US$2,029 million, or 39.6% higher than the adjusted figure.

•

Capex was severely cutback in order to remain financially prudent and prioritize being able to continue honoring our commitments. Total Capex for the year reached US$1,554 million, contracting by 56% y/y. This drastic reduction in capex had a very significant impact on our O&G production, which declined by 9.2% y/y, accelerating the production decline trend of the last 5 years.

•

Total hydrocarbon production reached 467.0 Kboed. We initially brought drilling and completion works to a halt to guarantee the safety of the personnel involved and to adapt to the level of production necessary to meet demand. Activity was afterwards kept at very low levels to prioritize liquidity. However, as lockdown measures were flexibilized and demand started to recover, we gradually resumed well activity. By the end of the year, we had over 80 rigs in operation, including drilling, workover and pulling towers.

•

We have also continued with our efforts to mitigate the natural decline at conventional fields having encouraging results with secondary and tertiary recovery. As an example, Manantiales Behr, a block in operation for about 90 years, ended 2020 with the highest production in its history, increasing 7.9% y/y. In January 2021, once again, a new record was set at Manantiales Behr with production reaching 24.1 Kboe/d (+14.2% y/y), thanks to innovation and EOR technology that allow us to improve the oil recovery factor.

•

While our total hydrocarbon proved reserves have been relatively stable during the last decade, averaging close to 1 billion BOEs, which underscores the depth of our resource base, this figure contracted to 922 million in 2020 (or -14.1% y/y) given the negative impact of lower prices in our certification and the reduction in investment activity, which more than compensated the additions related to the reduction in costs. Despite this, reserves have been positively impacted by a 5.3% y/y increase in net shale reserves, growing to represent 39% of total proved reserves up from 31% in 2019.

•

In mid-November, the Government launched the New Plan Gas which should provide mid-term visibility and improve the economics for the Argentine gas sector. On December 15th, we were awarded with a 4-year contract for 20.9 Mm3/d from the Neuquina basin, which represents around 60% of our total consolidated production, at an average price of US$3.66/MMBTU. The remaining 40% of our production will follow market prices. This pricing and quantity stability have incentivized our resumption in activity in this segment. Total investments to be deployed in 2021 will amount to US$500 million, representing over 80% of the total capex destined for natural gas. For the life of the plan (2021-2024), investments will surpass US$1.5 billion, drilling more than 250 wells, including both operated and non-operated blocks. The key projects that will provide new production in the immediate future are mainly those fully owned and operated by us, such as Rincon del Mangrullo and Aguada de la Arena. But other projects, such as La Calera and Rio Neuquén, where we have JV in place, while also contributing in 2021, are projected to have a more significant contribution in coming years.

•

Since we resumed activity, we have seen a significant improvement in frac speed (measured as stages per day), improving 34% y/y in 2020. In addition, this January we have reached our historical record in terms of stages per month with 412 fracs, outpacing the 385 in September 2019. We have also drilled the longest horizontal well in Vaca Muerta in Bandurria Sur, the LCav-45h, which reached a lateral length of 3,800 meters and an IP of 2,200 bbl/d. On the conventional side, we have accomplished an average yearly reduction of 16% in the pulling intervention time (or 26% when looking just at 4Q20).

•

During this particular year, we prioritized our financial sustainability. Net debt amounted US$7,076 million at the end of 2020, down by US$488 million y/y, as the early decision to reduce investment activity more than offset the contraction in cash flow from operations. In addition, and given market concerns about our one-billion-dollar debt maturity of March 2021, in July 2020 we successfully executed a market-friendly liability management exercise that reached an acceptance level of 58.7%, significantly alleviating our short-term refinancing needs. However, FX regulations introduced by the Central Bank in September through Communication “A” 7106 imposed restrictions to access the FX market for the remainder of this maturity. In that context, and despite the refinancing executed earlier in July, we were required to either refinance at least 60% of the residual amount or otherwise secure and equivalent amount of cross-border financing to be able to honor our commitments. Given the limited options, we launched a new debt exchange offer not only for the residual 2021 bond, but also for other 6 international dollar-denominated notes for a total face value of US$6.2 billion, which was successfully concluded in mid-February with a global acceptance rate close to 32% and 60% for the 2021 bond. As a result, we accomplished the Central Bank Communication and we improved our debt profile, generating financial relief of around US$600 million until December 2022 that shall contribute to partially fund our capex plan for 2021.

1.2 MAIN HIGHLIGHTS OF THE QUARTER

•

Revenues decreased by 2.5% on a sequential basis mainly due to the seasonality on sales of agrobusiness products and natural gas demand, despite the steady improvement in demand for refined products and the recovery in pump prices measured in dollars.

•

When compared to the previous quarter, demand for refined products continued the recovery that started after reaching the bottom in April, expanding 32.5% for gasoline partially offset by a 6.1% decrease in diesel sold (though +8.8% excluding sales to CAMMESA).

•

Processed volumes at our refineries increased, with an average utilization of 75% – up from its lows of 47% in April –, despite moving forward with the programmed major maintenance at our La Plata Refinery which was suspended in April due to COVID. Excluding these works, which ended in October, utilization would have been at 79% during the quarter.

•

In 4Q20, we continued with our active pricing strategy at the pump, which allowed us to stabilize prices in dollars. Prices in Pesos registered an average increase of 13% q/q. In the same line, when calculated in dollars, realized prices at the pump expanded by 3.5% and 3.0% q/q for diesel and gasoline, respectively.

•

Total hydrocarbon production reached 422.8 Kboed, a 9.7% decrease q/q mainly due to programmed maintenance activities in natural gas pipelines and the temporary closing of wells to avoid interference while fracking and connecting new ones. In addition, production of natural gas and NGL was adjusted driven by a reallocation on how the volumes of natural gas and natural gas liquids were recorded in certain joint operations that are not operated by the company, resulting in a downward measured in total production terms (BOEs). It is worth noting, that the adjustment of the whole year was registered in 4Q20 and this charge did not affect the company’s current cash generation nor consolidated financial statements.

•	Total operating costs were kept under control, contracting by 4.8% q/q and 33.4% y/y, as our company-wide cost cutting plan started delivering its initial results.

•

Adjusted EBITDA for the quarter reached US$183 million, representing a 53.2% sequential deterioration which was mainly due to the temporary lower oil and gas production and the non-recurring US$118 million charge in connection with the termination fee of the contract with Exmar. When normalizing EBITDA mainly for the later, plus charges related to the stand-by costs, and the outflows of the voluntary retirement program, this figure goes up to US$385 million, or 109.8% above the adjusted figure.

•

During 4Q20, a net positive impairment charge of US$822 million was registered mainly in connection with a reversal of US$828 million in the natural gas fields given the incorporation of new gas projects to our asset base now that the new Plan Gas has taken place. This Plan gives mid-term visibility and improves the economics, and thus the viability, of gas projects, focusing in unconventional developments.

•

Capex totaled US$538 million, increasing 109.1% on a sequential basis, as we gradually started to resume activity. Thus, investments in the upstream segment hiked 125.3% q/q as we put our focus on our core activities. Despite this, capex continued at very low levels on a historical basis, contracting 45.2% y/y.

•

Net debt amounted to US$7,076 million, down by US$127 million q/q on the back of the partial recovery in cash flow from operations and a conservative approach towards investments, as financial prudency was the main priority during 2020.

2. ANALYSIS OF CONSOLIDATED RESULTS

Consolidated Revenues Breakdown Unaudited Figures, in US$ million	4Q19	3Q20	4Q20	Y/Y Δ	2019	2020	Y/Y Δ
Diesel	1,147	846	826	-28.0%	4,677	3,397	-27.4%
Gasoline	711	359	494	-30.6%	2,935	1,785	-39.2%
Natural gas as producers (third parties)	315	298	225	-28.6%	1,565	1,041	-33.5%
Other	754	558	503	-33.3%	2,776	1,966	-29.2%

Total Domestic Market	2,927	2,060	2,047	-30.1%	11,953	8,188	-31.5%

Jet fuel	123	5	11	-90.7%	505	122	-75.9%
Grain and flours	81	135	78	-3.0%	354	406	14.8%
Crude oil	74	12	47	-37.1%	204	128	-37.2%
Petchem & Other	241	115	86	-64.2%	733	532	-27.4%

Total Export Market	520	267	223	-57.1%	1,796	1,188	-33.9%

Total Revenues	3,447	2,327	2,270	-34.1%	13,749	9,376	-31.8%

Revenues for 4Q20, which amounted to US$2,270 million, decreased 34.1% y/y due to lower demand, international prices and domestic prices in dollars. Despite the steady improvement seen in demand since the bottom in April, it continued to be impacted by mobility restrictions imposed to prevent the circulation and spread of the COVID-19. In addition, our exports were negatively affected by a significant drop in international oil prices and prices in dollars of our main domestic products did not keep up with the devaluation of the peso as our pricing ability was curtailed by the contraction in demand. However, during the second half of the year, we have started to gradually adjust prices which allowed for pricing stability in dollars.

Diesel revenues – 36% of our total sales – decreased 28.0% y/y during the quarter due to lower prices (-18.9%) and volumes sold (-11.2%). Gasoline sales – 22% of total revenues – followed the same trend and decreased by 30.6% also on lower prices (-12.6%) and volumes sold (-20.2%).

Natural gas revenues as producers sold to third parties in the local market – 10% of consolidated sales – went down 28.6% y/y due to lower prices and volumes. This decrease in volumes was mainly explained by the natural decline of our fields given the reduction in activity. It is worth noting that given the formalization of the new Plan Gas at the end of the year, we shall see an upward trend in production specially in 2H21.

Other domestic sales in 4Q20, decreased 33.3% y/y as lower sales of jet fuel, petrochemicals, LPG and flours and grain, more than offset higher sales of fuel oil, crude oil, and petroleum coal.

Export revenues decreased 57.1% y/y on lower sales of jet fuel, natural gas, virgin naphtha, diesel, fuel oil, LPG, petrochemicals, and crude oil, due to lower prices and volumes sold in most of these products.

Consolidated Costs Breakdown Unaudited Figures, in US$ million	4Q19	3Q20	4Q20	Y/Y Δ	2019	2020	Y/Y Δ
Depreciation	(751)	(606)	(430)	-42.7%	(2,871)	(2,316)	-19.4%
Lifting cost	(551)	(329)	(413)	-25.0%	(2,242)	(1,666)	-25.7%
Royalties	(177)	(146)	(141)	-20.6%	(830)	(578)	-30.4%
Refining cost	(139)	(101)	(113)	-18.7%	(510)	(415)	-18.6%
Other	(377)	(329)	(274)	-27.4%	(1,281)	(1,303)	1.7%

Total Production Costs	(1,995)	(1,511)	(1,371)	-31.3%	(7,734)	(6,277)	-18.8%

Fuels imports	(96)	(31)	(30)	-68.4%	(659)	(213)	-67.6%
Crude oil purchases to third parties	(206)	(83)	(173)	-16.2%	(967)	(507)	-47.5%
Biofuel purchases	(174)	(52)	(50)	-71.2%	(721)	(339)	-53.0%
Natural gas purchases to third parties	(124)	(92)	(40)	-67.4%	(425)	(241)	-43.2%
Other	(236)	(351)	(232)	-1.6%	(1,043)	(1,047)	0.3%

Total Purchases	(837)	(608)	(526)	-37.1%	(3,815)	(2,348)	-38.5%

Stock variations	(287)	(61)	(179)	-37.6%	(40)	(144)	N.M

Total Operating Costs	(3,119)	(2,180)	(2,076)	-33.4%	(11,589)	(8,769)	-24.3%

Selling expenses	(284)	(220)	(224)	-21.2%	(1,011)	(1,008)	-0.3%
Administrative expenses	(135)	(122)	(135)	0.0%	(497)	(475)	-4.5%
Exploration expenses	(39)	(58)	(10)	-75.7%	(138)	(81)	-41.6%
Other operating results, net	(10)	(47)	(99)	N.M	(16)	92	N.M

Total Other Expenses	(468)	(447)	(467)	-0.3%	(1,663)	(1,471)	-11.5%

Impairment of assets	(0)	(19)	822	N.M	(821)	(47)	-94.3%

Operating Costs + Other Expenses + Impairment of Assets	(3,587)	(2,646)	(1,721)	-52.0%	(14,074)	(10,287)	-26.9%

Stock variations include holding results of -US$1 million in 3Q20, -US$40 million in 4Q20 and -US$86 million for the full year 2020. For 2019 holding results totaled -US$87 million in 4Q19 and US$79 million for the full year 2019.

Total Operating Costs were US$2,076 million, contracting 33.4% y/y and 4.8% q/q, not only due to the reduction in activity, but also as the results of our cost-cutting program started to kick in.

Within production costs, which decreased 31.3% y/y, the lifting cost reduction of 25.0% y/y was mainly influenced by cost-efficiencies and lower activity, royalties went down by 20.6% y/y due to the lower production and the drop in crude and natural gas realization prices, and transportation cost – included in the “Other” category – contracted 51.8% y/y on lower activity.

Depreciation decreased 42.7% compared to 4Q19 mainly due to the decrease in our capex program during the year and a reduction in liabilities related to the abandonment of wells.

Refining cost decreased 18.7% y/y mainly driven by the lower volumes of fuels sold, the minor levels of crude processed at our refineries and cost-efficiencies.

As regards to purchases, a category highly correlated with demand levels for refined products, the 37.1% y/y decline was mainly driven by:

•	A reduction in fuel imports of 40.7% for diesel and 81.7% for jet fuel.

•	A contraction in crude oil purchases from third parties as prices and volumes decreased by 11.0% and 5.8%, respectively.

•

Lower purchases of natural gas from other producers for resale in the retail distribution segment (residential customers and small businesses) and to large customers (power plants and industries) mainly due to lower volumes by 47.2%.

•

Biofuel purchases presented a reduction mainly due to a decrease of 98.6% and 27.8% in the volumes acquired of biodiesel and bioethanol, respectively. The lower volumes of biodiesel were due to a lack of supply from the biodiesel producers, thus its low prices in the local market, which resulted in a decrease on the volume additive in the diesel sold.

During 4Q20, a negative stock variation of US$179 million was recorded, mainly due to the consumption of inventories. In 4Q19 there was a negative stock variation of US$287 million, mainly due to the consumption of inventories and a reduction in their cost.

In 4Q20 selling expenses decreased 21.2% y/y mainly driven by lower product transportation charges (as within the cost-cutting program we renegotiated lower rates for domestic fuel transport in dollars), lower taxes, fees and contributions in dollar terms, and lower provisions for doubtful trade receivables.

Administrative expenses were stable at US$135 million y/y mainly as cost efficiencies efforts and dilution of Peso-denominated expenses due to the devaluation were mostly offset by non-recurring charges related to the Voluntary Retirement Program that the company went through as part of the cost-cutting plan.

The other operating results, net, in 4Q20 were negative by US$99 million, mainly explained by the agreement between YPF and the companies Exmar Energy Netherlands B.V., Exmar Argentina S.A.U. and Exmar NV, for the termination of the charter agreements and liquefaction services of the Tango FLNG liquefaction barge, held on November 20, 2018, and the termination of the arbitration claims filed by Exmar Energy Netherlands BV and Exmar Argentina S.A.U. against YPF on July 15, 2020 before the London Court of International Arbitration (“LCIA”), these companies having nothing more to claim from YPF. Related to this, we recorded a loss of US$118 million during the quarter in connection with the termination fee.

A net positive impairment charge during the quarter was registered for US$822 million, which was mainly related to the incorporation of new gas projects to our asset base, now that the Plan Gas auction has taken place. The reasons for the reversal were mainly based on the expected increase in natural gas production from the committed curves within the framework of the aforementioned plan, and to a lesser extent, due to the reduction in production costs. The reversal included the assets for the Gas CGU—Neuquina Basin and Gas CGU—Austral Basin. The new Plan Gas gives mid-term visibility and improves the economics, and thus the viability of gas projects, focusing on unconventional developments. Said recovery charge has not affected the company’s current cash generation.

Consolidated Net Income Breakdown Unaudited Figures, in US$ million	4Q19	3Q20	4Q20	Y/Y Δ	2019	2020	Y/Y Δ
Operating income	(140)	(319)	549	N.M	(325)	(911)	N.M

Interests in companies and joint ventures	79	58	56	-28.8%	154	168	8.8%
Financial results, net	(251)	(98)	24	N.M	175	(167)	N.M
Income tax	137	(122)	(90)	N.M	(693)	(188)	-72.8%

Net Income	(175)	(482)	539	N.M	(688)	(1,098)	59.5%

Net Income before impairment of assets	(175)	(468)	(78)	-55.7%	(73)	(1,063)	N.M

Financial results, net, for 4Q20 represented a gain of US$24 million, compared to the US$251 million loss posted in 4Q19, mainly as net FX results related to the impact that the devaluation had on our net liabilities were US$105 million higher (US$130 million in 4Q20 versus US$25 million in 4Q19). Additionally, net interest expense amounted to US$212 million during 4Q20, decreasing by 18.6% y/y, as a result of a lower average debt compared to the same period of 2019. In 4Q20, we recorded a positive charge for net financial updates of US$21 million, compared to a negative figure in 4Q19 of US$147 million, mainly due to lower charges on the abandonment of wells.

As a whole, net income for the quarter represented a gain of US$539 million, compared to a loss of US$175 million over the same period of 2019.

3. EBITDA AND ADJUSTED EBITDA RECONCILIATION

Reconciliation of Adjusted EBITDA Unaudited Figures, in US$ million	4Q19	3Q20	4Q20	Y/Y Δ	2019	2020	Y/Y Δ
Net Income	(175)	(482)	539	N.M	(688)	(1,098)	59.5%
Financial results, net	251	98	(24)	N.M	(175)	167	N.M
Interests in companies and joint ventures	(79)	(58)	(56)	-28.8%	(154)	(168)	8.8%
Income tax	(137)	122	90	N.M	693	188	-72.8%
Unproductive exploratory drillings	22	49	0	-99.4%	79	49	-37.9%
Depreciation & amortization	853	723	535	-37.3%	3,270	2,760	-15.6%
Impairment of assets	0	19	(822)	N.M	821	47	-94.3%

EBITDA	736	472	263	-64.3%	3,846	1,945	-49.4%

Leasing	(75)	(80)	(80)	7.1%	(256)	(323)	26.5%
Other adjustments	(2)	0	1	N.M	17	(168)	N.M

Adjusted EBITDA	660	392	183	-72.2%	3,607	1,454	-59.7%

Adjusted EBITDA decreased 72.2% y/y, and 53.2% q/q. The decrease over the same period of last year is mainly related to the decline in volumes sold and lower prices measured in dollars for all our main products and some non-recurring items, despite the cost efficiencies achieved through our cost-cutting program. Sequentially, the decline is mainly related to the aforementioned Exmar recognition and an increase in the OPEX as the company resumed activity, despite the gradual improvement in our fuels demand and the stabilization of fuels net prices in dollars. If we exclude these non-recurring items, normalized EBITDA would have reached US$385 million.

The Adjusted EBITDA calculation include or exclude several items that can be considered infrequent which are the following.

•

4Q20: Includes stand-by costs for US$38 million, charges related to the Voluntary Retirement Program for US$40 million, a US$5 million provision related to Decree No. 1053/2018, and a US$118 million loss related to Exmar.

•	3Q20: Includes stand-by costs for US$65 million, charges related to the Voluntary Retirement Program for US$85 million, and a US$6 million provision related to Decree No. 1053/2018.

•	4Q19: Includes stand-by costs for US$14 million.

The reconciliation for each one of our segments between EBITDA and Adjusted EBITDA for 4Q20 is presented in the table below.

EBITDA breadkdown by segment Unaudited Figures, in US$ million	Upstream	Downstream	Gas & Energy	Corporate & Other	Consolid. Adjustments	Total
Operating income	755	110	(135)	(79)	(101)	549
Depreciation & amortization	356	147	11	21	—	535
Unproductive exploratory drillings	0	—	—	—	—	0
Impairment of assets	(828)	—	6	0	—	(822)

EBITDA	283	257	(119)	(58)	(101)	263

Leasing	(33)	(25)	(16)	(5)	—	(80)
Other adjustments	(0)	1	(1)	1	—	1

Adjusted EBITDA	250	233	(136)	(62)	(101)	183

4. ANALYSIS OF RESULTS BY BUSINESS SEGMENT

4.1. UPSTREAM

Upstream Financials Unaudited Figures, in US$ million	4Q19	3Q20	4Q20	Y/Y Δ	2019	2020	Y/Y Δ
Crude oil	1,036	772	740	-28.6%	4,273	3,051	-28.6%
Natural gas	373	306	244	-34.4%	1,783	1,142	-36.0%
Other	(21)	1	(9)	-55.1%	(34)	(22)	-36.3%

Revenues	1,388	1,078	975	-29.8%	6,022	4,171	-30.7%

Depreciation	(635)	(474)	(327)	-48.6%	(2,477)	(1,849)	-25.3%
Lifting cost	(551)	(329)	(413)	-25.0%	(2,242)	(1,666)	-25.7%
Royalties	(177)	(146)	(141)	-20.6%	(830)	(578)	-30.4%
Exploration expenses	(39)	(57)	(9)	-75.7%	(138)	(80)	-41.6%
Other	(180)	(231)	(158)	-12.2%	(461)	(463)	0.2%

Operating income before impairment of assets	(194)	(159)	(73)	-62.2%	(126)	(465)	N.M

Impairment of assets	(0)	(19)	828	N.M	(804)	(39)	-95.1%

Operating income	(194)	(178)	755	N.M	(930)	(504)	-45.8%

Depreciation & amortization	660	505	356	-46.0%	2,600	1,979	-23.9%
Unproductive exploratory drillings	22	49	0	-99.4%	79	49	-37.9%
Impairment of assets	0	19	(828)	N.M	804	39	-95.1%

EBITDA	489	394	283	-42.1%	2,553	1,563	-38.8%

Leasing	(33)	(36)	(33)	1.2%	(139)	(144)	3.7%
Other adjustments	(0)	(0)	(0)	14.9%	(3)	(170)	N.M

Adjusted EBITDA	456	358	250	-45.2%	2,411	1,249	-48.2%

Capex	716	161	362	-49.5%	2,798	1,103	-60.6%

Revenues decreased 29.8% compared to 4Q19, reaching US$975 million, and experienced a 9.6% reduction q/q. The reason behind the y/y behavior was a reduction in both crude oil and natural gas sales affected by the pandemic. Crude oil revenues decreased as the price contracted by 16.8% y/y, and production followed the downward trend, decreasing 12.3% y/y. For natural gas, production declined y/y as prices and output went down by 20.2% and 16.0%, respectively, but this trend shall improve in the future backed by the new Plan Gas. Sequentially, revenues contracted by 9.6% principally due to maintenance works carried out at natural gas pipelines and the temporary closing of wells to avoid interference while fracking and connecting new ones.

Operating costs for the period also decreased y/y mainly due to the following:

•

Lifting costs decreased 25.0% y/y mainly due to the results of our cost-cutting program – allowing us to resume activity in a much more efficient way –, a decrease in activity and subsequent adjustments in the level of production.

•

Royalties went down by 20.6% y/y, principally due to lower production and net realization prices. Royalties in connection with crude oil decreased 21.1%, while the charge related to natural gas declined by 18.6%.

•	Transportation costs (included in the “Other” category) of US$30 million decreased by 39.9% y/y mainly due to lower activity.

•	Depreciation decreased 48.6% compared to 4Q19 mainly due to a reduction in liabilities related to the abandonment of wells and the decrease in our capex program during the year.

Expenses related to equipment and service shutdowns (stand-by) amounted to US$38 million during the quarter, increasing 1.7x y/y mainly due to the halt in the execution of projects as a result of COVID-19 pandemic, and to adapt our level of production to market needs.

Exploration expenses decreased 75.7% y/y in relation to 4Q19 mainly due to lower negative results from unproductive exploratory drilling in the current quarter due to lower activity.

Unit Cash Costs Unaudited Figures, in US$/boe	4Q19	3Q20	4Q20	Y/Y Δ	2019	2020	Y/Y Δ
Lifting Cost	11.4	7.8	10.3	-10.1%	12.0	9.7	-18.9%
Royalties and other taxes	3.9	3.9	3.9	2.1%	4.9	3.8	-23.5%
Other Costs	1.5	3.6	3.3	N.M	1.9	3.0	61.2%

Total Cash Costs (US$/boe)	16.7	15.2	17.5	4.5%	18.8	16.5	-12.1%

In 4Q20, on a per unit basis, our cash costs increased 4.5% y/y given the lower level of activity and production, partially offset by efficiency gains (lower lifting cost) and dilution of peso denominated costs. Sequentially, lifting cost expanded given the costs related to the gradual resumption in activity despite the cost efficiencies achieved so far.

Upstream Operating data Unaudited Figures	4Q19	3Q20	4Q20	Y/Y Δ	2019	2020	Y/Y Δ
Net Production Breakdown
Crude Production (Kbbld)	227.0	202.4	199.0	-12.3%	226.1	206.8	-8.5%

Conventional	181.7	157.9	157.1	-13.5%	186.1	163.5	-12.2%
Shale	40.2	40.8	38.8	-3.5%	35.0	39.4	12.8%
Tight	5.2	3.7	3.2	-38.7%	5.0	3.9	-22.4%

NGL Production (Kbbld)	44.3	44.8	10.8	-75.6%	38.5	36.5	-5.0%

Conventional	24.7	27.2	7.4	-70.1%	23.9	21.7	-9.2%
Shale	16.1	13.8	4.1	-74.6%	10.3	12.2	18.6%
Tight	3.5	3.8	-0.7	N.M	4.2	2.6	-39.0%

Gas Production (Mm3d)	40.3	35.2	33.9	-16.0%	39.7	35.6	-10.5%

Conventional	21.2	19.0	19.0	-10.4%	21.8	19.2	-12.0%
Shale	8.8	7.7	7.2	-18.1%	7.6	7.9	4.0%
Tight	10.2	8.5	7.6	-25.8%	10.3	8.5	-17.9%

Total Production (Kboed)	524.8	468.5	422.8	-19.4%	514.4	467.0	-9.2%

Conventional	340.0	304.4	284.3	-16.4%	347.2	305.9	-11.9%
Shale	111.8	103.1	88.4	-21.0%	93.0	101.3	8.9%
Tight	73.0	61.0	50.2	-31.2%	74.2	59.8	-19.4%
Average realization prices
Crude Oil (USD/bbl)	48.1	40.1	40.0	-16.8%	52.0	39.7	-23.7%
Natural Gas (USD/MMBTU)	3.0	2.7	2.4	-20.2%	3.6	2.6	-29.0%

Natural gas price for 1Q20 and 2Q19 have been restated due to the change in the accrual of the Gas Plan and the adjustments for final billing.

Total production for 4Q20 decreased 19.4% y/y to 422.8 Kboed driven by the natural decline of our fields, the decrease in investments in a context of COVID-19 pandemic and falling demand, and preventive maintenance works executed in gas pipelines. Crude oil production declined 12.3%, to 199.0 Kbbld and natural gas decreased 16.0%, to 33.9 Mm3d.

Sequentially, production declined 9.7% driven by a contraction in all products. For crude oil, the mild 1.7% reduction was due to the temporary shutdown of shale wells to avoid interference while connecting new ones. In the case of natural gas, the 3.8% decline was the result of preventive maintenance works executed in gas pipelines in the following blocks: Rincón del Mangrullo, Loma la Lata, Magallanes, and Aguada Pichana Este, partially offset by an increase driven by a reallocation on how the volumes of natural gas and natural gas liquids were recorded in certain joint operations that are not operated by the company. It is worth noting, that the adjustment of the whole year was registered in 4Q20. In turn, NGL production decreased 75.8% mainly due to the aforementioned reallocation.

Output from our shale areas reached 88.4 Kboed, decreasing 21.0% y/y and 14.3% q/q. This was due to a decrease in shale oil (-3.5% y/y and -5.0% q/q) and shale gas (-18.1% y/y and -6.3% q/q) due to the aforementioned maintenance works and temporary closing of wells.

The realization price for oil in 4Q20 decreased by 16.8% y/y to US$ 40.0/bbl. While between May and August the local price was set pursuant to Decree 488/2020, which established a reference price for Medanito crude at US$45/bbl, since then, the local oil has been priced at export parity. This meant a lower price for Medanito but a higher one for Escalante, resulting in our average price being almost unaltered.

The average price for natural gas for the quarter was US$2.4/MMBTU, including US$0.17 of subsidies, decreasing 20.2% y/y due to the excess offer of natural gas in the local market.

CAPEX:

In 4Q20 totaled US$362 million, 49.5% down y/y still affected by the lower level of activity versus the same period of the previous year. On a sequential basis, investments expanded 1.3x as activity gradually increased due to the end of social isolation measures and the company started to show financial improvements.

Activity was mainly focused on shale oil, with Loma Campana, La Amarga Chica and Bandurria Sur being the main blocks under development. Additionally, once the new Gas Plan was formalized, shale gas pilots were resumed at Rincón del Mangrullo, Aguada de la Arena and La Ribera I blocks.

Regarding conventional oil, activity was focused on primary recovery projects in Manantiales Behr, Seco León, El Trébol, Barranca Baya, Cañadón Yatel, Ugarteche and Los Perales blocks, as well as secondary recovery projects mainly in Los Perales, Barrancas, Chihuido Sierra Negra, Manantiales Behr and Barranca Baya blocks. At the same time, tertiary recovery continued its development mainly in Los Perales, Desfiladero Bayo and Manantiales Behr blocks.

Regarding exploration, during this quarter, no wells were drilled, or interventions were carried out. For seismic activity, the 2D recording that was being done in the Austral basin (El Turbio block) could not be resumed.

The First Exploratory Period contracts regarding Cerro Arena, Salinas del Huitrín, Las Tacanas, Chasquivil and Cerro Las Minas blocks – which expired on November 20 – were renegotiated with the Province of Neuquén. A Second Exploratory Period was approved in all these areas except for Chasquivil, which was reversed. Expiration of the second exploratory period will be on November 25, 2024.

The province of Mendoza approved the suspension for 1 year of the First Exploratory Period – due to force majeure – of CN III Norte and CNVII A blocks, and for 18-month the expiration date of the Puesto Pozo Cercado Occidental block.

On the other hand, the province of Santa Cruz approved the suspension for 10 months of the First Exploratory Period of the El Turbio Block and for 9 months in Paso Fuhr block (operated by CGC).

RESERVES:

2020	Crude oil and condensate (millions of barrels)	Natural gas liquids (millions of barrels)	Natural gas (billion of cubic feet)	Total (millions of barrels of oil equivalent)
Proved developed and undeveloped reserves:
Beginning of year	613	60	2.241	1.073
Revisions of previous estimates	(93)	8	136	(61)
Extensions, discoveries and improved recovery	47	9	199	92
Purchases and sales	(9)	(1)	(6)	(11)
Production for the year	(76)	(13)	(460)	(171)

End of year	483	63	2.110	922

Proved developed reserves:
Beginning of year	301	38	1.743	650

End of year	228	33	1.486	526

Proved undeveloped reserves:
Beginning of year	312	22	499	423

End of year	254	31	624	396

YPF’s proven reserves closed in 2020 at 922 Mboe, representing a y/y variation of -14.1%. The additions and revisions of reserves this year were mainly associated with unconventional activity, mostly due to the effect of variations in oil and gas prices and costs. At the end of 2020, the proven shale reserves represented 38.6% of the company’s total reserves, increasing 31.5% compared to 2019, which shows the focus that YPF has on the development of unconventional resources as a source of future growth.

The largest drop is observed in proven developed reserves (-19.2% y/y), due to production and the decrease in oil and gas prices, which is partially offset by development projects. There is also a decrease in the volume of proven undeveloped reserves (-6.3%). In this case, the expansion of the oil and gas unconventional development plans and the new projects partially offset the negative effects of the decrease in prices.

Despite the general contraction, it is worth noting the incorporation of proven reserves in the Neuquina Basin, as a result of the new Plan Gas. Rincón del Mangrullo, La Calera, Aguada Pichana Este, Aguada de la Arena, Río Neuquén and Aguada Pichana Oeste fields contributed to the main additions of gas reserves, whereas in liquids, additions mainly came from La Calera, La Ribera Block I, Rincón del Mangrullo, La Amarga Chica and Lindero Atravesado fields.

On the other hand, in the Golfo San Jorge Basin, we highlight the incorporation of liquid reserves mainly in the Manantiales Behr, Central Zone - Bella Vista Este, Los Monos, and Barranca Baya fields, and the negative effect of the drop in the international price of oil.

In the Austral Basin, the incorporation of proven gas reserves in the Tierra del Fuego - Fraction B and Magallanes areas stands out.

At the consolidated level, the replacement rate was 12%. When analyzing this ratio for the different fluids, a great variability is observed, being positive in 71% for gas and -73% for oil. These values respond in gas to the incorporation of new projects associated with the new Plan Gas, and in oil to the negative effect of prices.

4.2. DOWNSTREAM

Downstream Financials Unaudited Figures, in US$ million	4Q19	3Q20	4Q20	Y/Y Δ	2019	2020	Y/Y Δ
Diesel	1,147	846	826	-28.0%	4,677	3,397	-27.4%
Gasoline	711	359	494	-30.6%	2,935	1,785	-39.2%
Other domestic market	415	355	398	-4.2%	1,706	1,356	-20.5%
Export market	491	263	217	-55.9%	1,717	1,117	-34.9%

Revenues	2,765	1,823	1,934	-30.0%	11,035	7,655	-30.6%

Depreciation	(102)	(122)	(93)	-9.5%	(352)	(403)	14.4%
Refining cost	(139)	(101)	(113)	-18.7%	(510)	(415)	-18.6%
Fuels imports	(96)	(31)	(30)	-68.4%	(659)	(213)	-67.6%
Crude oil purchases (intersegment + third parties)	(1,243)	(854)	(912)	-26.6%	(5,245)	(3,558)	-32.2%
Biofuel purchases	(174)	(52)	(50)	-71.2%	(721)	(339)	-53.0%
Other	(666)	(775)	(626)	-6.0%	(2,729)	(2,658)	-2.6%

Operating income before impairment of assets	345	(112)	110	-68.0%	819	69	-91.6%

Impairment of assets	—	—	—	N.M	—	—	N.M

Operating income	345	(112)	110	-68.0%	819	69	-91.6%

Depreciation & amortization	149	177	147	-1.5%	532	615	15.6%
Impairment of assets	—	—	—	N.M	—	—	N.M

EBITDA	495	65	257	-48.0%	1,351	683	-49.4%

Leasing	(20)	(26)	(25)	26.7%	(74)	(103)	39.7%
Other adjustments	(2)	0	1	N.M	3	2	-45.3%

Adjusted EBITDA	473	40	233	-50.8%	1,280	582	-54.5%

Capex	164	72	131	-20.0%	455	324	-28.7%

Revenues decreased 30.0% compared to 4Q19, reaching US$1,934 million mainly driven by lower prices and volumes of our main products, which were affected by the lockdown measures in place since March.

Diesel revenues in 4Q20 – 43% of the segment’s sales – decreased 28.0% y/y due to lower prices in dollars for the diesel mix of 18.9% and lower volumes of 11.2%. In the same line, gasoline revenues – 26% of the downstream sales – decreased by 30.6% y/y due to lower prices (-12.6%) and volumes (-20.2%). Other sales in the domestic market decreased by 4.2% y/y as the decrease in sales of jet fuel, petrochemicals, and LPG, more than offset higher sales of fuel oil, crude oil, and petroleum coal.

Despite this, revenues increased sequentially by 6.1% driven by higher domestic sales as demand continued recovering and prices expanded in dollars given our active pricing strategy at the pump. Gasoline sales increased 37.7% q/q on a recovery in volumes (32.5%) and prices (3.0%). On the diesel side, revenues were relatively stable contracting just 2.3% q/q as lower volumes (-6.1%) more than offset higher prices (3.5%). It is worth noting that the contraction in diesel volumes is related to seasonal sales to CAMMESA that took place during 3Q20. Adjusted for this effect, volumes sold for diesel would have expanded by 8.8% q/q.

Export revenues decreased 55.9% y/y driven by lower sales of jet fuel, virgin naphtha, diesel, fuel oil, LPG, petrochemicals, and crude oil strongly affected by the drop in international oil prices and the significant reduction in jet fuel demand.

Operating costs for the segment decreased y/y mainly due to the following:

•	Refining costs decreased by 18.7% mainly driven by the lower activity at our refineries.

•	Crude oil purchases decreased by 26.6% driven by a 15.8% decrease in prices and lower volumes for both transferred crude from the Upstream segment (-14.3%) and bought to third parties (-5.8%).

•

Biofuel purchases (biodiesel and bioethanol) decreased by 71.2% due to lower volumes of biodiesel (-98.6%) and bioethanol (-27.8%), and prices of biodiesel (-19.3%) and bioethanol (-5.2%). The lower volumes of biodiesel were due to a lack of supply from the biodiesel producers, thus its low prices in the local market, which resulted in a decrease on the volume additive in the diesel sold.

Downstream Operating data Unaudited Figures	4Q19	3Q20	4Q20	Y/Y Δ	2019	2020	Y/Y Δ
Crude processed (Kbbld)	290.5	232.1	238.2	-18.0%	277.5	234.4	-15.5%
Refinery utilization (%)	91%	73%	75%	-18.0%	87%	73%	-15.5%

Sales volume
Sales of refined products (Km3)	4,643	3,771	4,056	-12.6%	17,783	14,970	-15.8%

Total domestic market	4,031	3,495	3,890	-3.5%	15,821	13,606	-14.0%
of which Gasoline	1,355	816	1,081	-20.2%	5,275	3,698	-29.9%
of which Diesel	2,041	1,931	1,812	-11.2%	7,925	7,044	-11.1%
Total export market	612	275	166	-72.8%	1,962	1,364	-30.5%

Sales of petrochemical products (Ktn)	273	192	152	-44.5%	1,006	717	-28.8%

Domestic market	172	147	116	-32.6%	705	524	-25.7%
Export market	101	45	36	-64.7%	301	193	-36.0%

Sales of grain, flours and oils (Ktn)	332	459	217	-34.5%	1,417	1,438	1.4%

Domestic market	66	57	29	-56.2%	271	216	-20.3%
Export market	266	401	189	-29.1%	1,146	1,221	6.6%

Sales of fertilizers (Ktn)	123	233	131	6.2%	410	682	66.4%

Domestic market	123	233	131	6.2%	410	682	66.4%

Average prices of fuels in the domestic market
Gasoline (USD/m3)	503	427	439	-12.6%	542	468	-13.6%
Diesel (USD/m3)	558	437	453	-18.9%	591	480	-18.7%

Average domestic prices for gasoline and diesel are net of taxes but include commissions and fuel bonuses. These prices are calculated as total realized revenues divided by volume sold in each period. The average domestic price for gasoline has been restated for 2Q19 and 1H19.

The processed crude oil during the quarter was 238.2 Kbbld, down 18.0% y/y, with utilization reaching 75% compared to 91% in 4Q19, as we adjusted our processing levels in line with the lower demand for refined products given the impact of the lockdown. The figures for 4Q20 were also impacted by the scheduled stoppage of Topping C at the La Plata Refinery between the end of August and October for maintenance activities which we were able to execute despite COVID-19, with lower people than originally budgeted and faster-than-expected. Excluding these works, utilization would have been at 79% during the quarter.

Average diesel and gasoline prices in dollars in the local market dropped 18.9% y/y and 12.6% y/y, respectively, mainly driven by the devaluation. In pesos, there was an y/y increase of 9.4% for the diesel mix and 18.2% for gasoline. Since demand showed signs of recovery, we managed to start with periodic adjustments at the pump, which allowed us to stabilize our net prices in dollars. In this line, when looking on a sequential basis, average price for the gasoline mix increased 3.0%, with diesel followed the uptrend at 3.5%.

CAPEX:

Totaled US$131 million, decreasing 20.0% y/y, but increasing 82.9% q/q. During 4Q20, we continued performing engineering developments and equipment purchases for the new diesel and gasoline hydrotreating units at our three refineries to comply with the new fuel specifications under Resolution 576/2019 of the Ministry of Treasury.

At the La Plata Refinery, the stoppages of the Topping C, Vacuum Distillation B and Torch 3 units with their associated works were successfully completed in October. At the Luján de Cuyo Refinery, work continued to modernize the MTBE unit to ETBE, with the completion being estimated for the last quarter of 2021. In December, the Maximum Efficiency Service Station was inaugurated in the province of Mendoza, with a new and modern image and a redesign of the customer experience.

Despite the global situation, we continued investing to maintain safety conditions for our people and the environment in the refining, logistics and dispatch facilities for petroleum products, taking all the necessary precautions to minimize the risk of COVID-19 spread.

4.3. GAS AND POWER

Gas & Power Financials Unaudited Figures, in US$ million	4Q19	3Q20	4Q20	Y/Y Δ	2019	2020	Y/Y Δ
Natural gas as producers (intersegment + third parties)	361	317	243	-32.6%	1,792	1,144	-36.2%
Natural gas retail segment	227	160	82	-63.9%	713	424	-40.5%
Floating natural gas liquefaction facility	6	18	6	-0.4%	42	42	0.4%
Other	67	24	10	-85.8%	159	153	-3.7%

Revenues	661	520	341	-48.5%	2,706	1,763	-34.8%

Depreciation	(5)	(6)	(5)	-4.2%	(21)	(23)	11.6%
Natural gas purchases (intersegment + third parties)	(377)	(308)	(247)	-34.5%	(1,814)	(1,158)	-36.2%
Other	(276)	(187)	(219)	-20.7%	(812)	(842)	3.6%

Operating income before impairment of assets	3	19	(130)	N.M	58	(259)	N.M

Impairment of assets	—	—	(6)	N.M	(17)	(6)	-62.5%

Operating income	3	19	(135)	N.M	41	(265)	N.M

Depreciation & amortization	20	18	11	-44.0%	56	67	18.6%
Impairment of assets	—	—	6	N.M	17	6	-62.5%

EBITDA	23	37	(119)	N.M	115	(192)	N.M

Leasing	(22)	(18)	(16)	-24.2%	(43)	(72)	66.5%
Other adjustments	(9)	1	(1)	-90.1%	2	2	21.5%

Adjusted EBITDA	(8)	20	(136)	N.M	73	(262)	N.M

Capex	39	9	29	-25.9%	120	59	-50.8%

Sales of natural gas as producers include domestic and external markets.

Revenues of the segment decreased 48.5% y/y, mainly driven by a 32.6% decrease in sales of natural gas as producers in the local market and abroad – 71% of segment’s sales – due to both lower prices and volumes. The decrease in the later was mainly explained by the natural decline of our fields given the reduction in activity. Natural gas sales mainly of our controlled company Metrogas S.A. to the retail distribution segment (residential customers and small businesses) and to large customers (power plants and industries) – 24% of segment’s sales – decreased by 63.9% mainly due to lower gas sold and average price perceived through its distribution network.

Impairment charges during the quarter reached US$6 million in connection with our subsidiary Metrogas S.A., since the company has not been granted tariff increases for more than a year.

Total operating costs decreased y/y primarily due to a lower figure for purchases of natural gas of 34.5% y/y on decreasing prices and volumes – volumes transferred from the Upstream segment decreased by 20.5%, which more than offset an increase of 30.6% in purchases from third parties. It is worth noting that this quarter, a charge of US$118 million for the termination fee of the contract with Exmar is included.

4.4. CORPORATE AND OTHER

Corporate & Other Financials Unaudited Figures, in US$ million	4Q19	3Q20	4Q20	Y/Y Δ	2019	2020	Y/Y Δ
Revenues	252	122	161	-36.1%	842	548	-34.9%

Operating costs	(369)	(195)	(240)	-34.9%	(1,155)	(853)	-26.1%

Operating income before impairment of assets	(117)	(72)	(79)	-32.3%	(313)	(305)	-2.5%

Impairment of assets	—	(0)	(0)	N.M	—	(1)	N.M

Operating income	(117)	(72)	(79)	-32.1%	(313)	(306)	-2.1%

Depreciation & amortization	24	23	21	-11.8%	82	100	22.1%

Impairment of assets	—	0	0	N.M	—	1	N.M

EBITDA	(93)	(49)	(58)	-37.5%	(231)	(205)	-11.2%

Leasing	(0)	0	(5)	N.M	(0)	(5)	N.M

Other adjustments	9	(1)	1	-85.7%	15	(2)	N.M

Adjusted EBITDA	(84)	(50)	(62)	-26.4%	(216)	(212)	-2.2%

Capex	62	16	16	-74.6%	148	68	-54.3%

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously mentioned business segments.

Corporate adjusted EBITDA for 4Q20 represented a loss of US$62 million, improving 26.4% y/y, mainly as in 4Q19, our controlled company A Evangelista S.A. recorded high expected losses from ongoing projects charges.

4.5. CONSOLIDATION ADJUSTMENTS

Consolidation Adjustments Financials Unaudited Figures, in US$ million	4Q19	3Q20	4Q20	Y/Y Δ	2019	2020	Y/Y Δ
Revenues	(1,620)	(1,217)	(1,141)	-29.6%	(6,855)	(4,760)	-30.6%

Operating costs	1,442	1,241	1,040	-27.9%	6,913	4,857	-29.7%

Operating income before impairment of assets	(178)	24	(101)	-43.2%	58	97	66.3%

Impairment of assets	—	—	—	N.M	—	—	N.M

Operating income	(178)	24	(101)	-43.2%	58	97	66.3%

Depreciation & amortization	0	—	—	-100.0%	0	—	-100.0%

Impairment of assets	—	—	—	N.M	—	—	N.M

EBITDA	(178)	24	(101)	-43.0%	59	97	65.0%

Leasing	—	—	—	N.M	—	—	N.M

Other adjustments	—	—	—	N.M	—	—	N.M

Adjusted EBITDA	(178)	24	(101)	-43.0%	59	97	65.0%

Consolidation adjustments to eliminate results among business segments not transferred to third parties was negative US$101 million in 4Q20 versus negative US$178 million in 4Q19. The gap between the transfer price across businesses and the cost of production of the company’s inventories widened. In both cases, the movement of transfer prices reflects changes in market prices, especially of crude oil.

5. LIQUIDITY AND SOURCES OF CAPITAL

5.1. CASH FLOW SUMMARY

Summary Consolidated Cash Flow
Unaudited Figures, in US$ million	4Q19	3Q20	4Q20	Y/Y Δ	2019	2020	Y/Y Δ
Cash BoP	910	1,187	784	-13.9%	1,309	1,106	-15.5%
Net cash flow from operating activities	1,239	666	849	-31.5%	4,457	2,974	-33.3%
Net cash flow from investing activities	(776)	(279)	(540)	-30.4%	(3,428)	(1,557)	-54.6%
Net cash flow from financing activities	(251)	(730)	(377)	49.9%	(1,092)	(1,689)	54.6%
FX adjustments & other	(16)	(60)	(66)	N.M	(140)	(183)	31.3%

Cash EoP	1,106	784	650	-41.2%	1,106	650	-41.2%

Investment in financial assets	140	220	344	56.2%	140	344	N.M

Cash + short-term investments EoP	1,246	1,004	994	-1.0%	1,246	994	-20.2%

BoP stands for Beginning of period / EoP stands of End of period

Net cash flows provided by operating activities amounted to US$849 million in 4Q20, 31.5% y/y less mainly due to a decrease in Adjusted EBITDA, partially offset by a decrease in working capital needs that included, among others, the collection of 3 installments from the “Plan Gas Bonds”.

Net cash flows from investing activities were negative US$540 million, decreasing 30.4% y/y as we adjusted our investments to preserve liquidity. Total cash investments during the period were US$410 million, a decrease of 47.9% y/y, including purchases of materials. In addition, during 4Q20, the acquisition of financial assets amounted US$131 million.

Net cash flows from financing activities amounted to negative US$377 million mainly driven by a negative net borrowing figure of US$111 million compared to a positive figure of US$51 million in 4Q19, and interest payments of US$159 million (-23.5% y/y). During the quarter, we paid down debt maturities for US$526 million including amortizations of local bonds for US$64 million.

The previously described cash generation, together with the company’s investments in Argentine sovereign bonds and Treasury notes (US$344 million at market value), resulted in a position of cash and cash equivalents of US$994 million as of December 31, 2020.

5.2. NET DEBT

Net debt breakdown Unaudited Figures, in US$ million	4Q19	3Q20	4Q20	Q/Q Δ
Short-term debt	1,791	1,893	1,793	-5.2%
Long-term debt	7,019	6,314	6,277	-0.6%

Total debt	8,810	8,207	8,070	-1.7%

Avg. Interest rate for AR$-debt	51.1%	33.8%	34.7%
Avg. Interest rate for US$-debt	7.6%	7.5%	7.5%
% of debt in AR$	7%	6%	5%

Cash + short term investments	1,246	1,004	994	-1.0%

% of cash in AR$	30%	71%	75%

Net debt	7,565	7,203	7,076	-1.8%

Average interest rates for AR$ and US$ debt refer to YPF on a stand-alone basis.

As of December 31, 2020, YPF’s consolidated net debt totaled US$7,076 million, decreasing by US$488 million y/y. During the year we decided to voluntary reduce our cash position by US$251 million given the high cost of carrying most of our liquidity in pesos and the potential dilution in dollar terms generated by the devaluation of the peso. The peso portion of our cash and cash equivalents increased to 75% – versus 30% in 4Q19– as Communication “A” 7030 from the Argentine Central Bank restricts corporations from holding liquid assets abroad if they want to continue having access to the official FX market.

We used part of this amount and the cash generated by our operation to reduce our debt levels. Consequently, at the end of December, our total debt decreased by 8.4% y/y to US$8,070 million.

Despite the lower net debt level, our net-debt-to-last-twelve-month-adjusted-EBITDA ratio was 4.9x, higher than the 2.1x ratio in 2019 due to the deterioration of our EBITDA over the most recent quarters.

The following chart shows the pro-forma principal debt maturity profile of the company, expressed in millions of dollars, after the debt exchange offer that concluded in February 2021 and which is explained below.

Summary of the liability management exercises:

In July 2020, we proactively engaged in a market friendly liability management exercise, addressing the upcoming US$1 billion maturity of our March 2021 notes and successfully refinanced close to 58.7% of that maturity, which allowed us to retire old notes for a total of US$587 million and consequently issuing new 2025 notes for US$543 million.

However, the introduction of Central Bank’s Communication “A” 7106 last September, changed the landscape, establishing that corporates with financial debt denominated in foreign currency, other than trade related, with maturities over US$1 million falling between October 15th 2020 to March 31st 2021, shall be able to access the official FX market for up to 40% of the maturing amount as long as they presented a refinancing plan for the remainder 60% with a minimum average life of 2 years.

At the beginning of 2021, we received formal confirmation from the Central Bank that the liability management exercise we had done in July was not taken into consideration as part of Com. “A” 7106, requiring us to either reach an agreement with bondholders to refinance at least 60% of the residual amount of US$413 million of the 2021 bond, or obtain an equivalent amount cross-border financing to be able to fully honor our commitments.

Given the limited options at hand and after formal confirmation from the Central Bank, we launched a broader exchange offer last January, not only for the remaining of the 2021 bond, but also for other 6 existing international dollar-denominated notes, maturing between 2021 and 2047, for a total face value of US$6.2 billion. Bondholders could choose from keeping their holding or swap for different combinations of three new notes: 1) the New 4%/9% Step-up Secured and Export Backed 2026 Notes; and 2) two unsecured notes (2.5%/9% Step-up New 2029 Notes and 1.5%/7.5% Step-up New 2033 Notes).

On February 8th, we announced the results of the Exchange, having a total acceptance rate close to 32%. and 60% in the case of holders of the 2021, allowing us to comply with the central bank regulations and generating a financial relief of around US$600 million on aggregate for 2021 and 2022, which shall provide partial indirect funding to our CAPEX program aimed at reverting the Oil & Gas production decline trend of the last five years. As a result, we issued US$776 million of the new Export-Backed 2026 Notes, US$748 million of the New 2029 Notes, and US$576 of the New 2033 Notes.

We understand this successful result was possible primarily due to the reasonable and market friendly proposal that was presented to the market and the open and constructive dialogue that we held with investors along the process, which permitted us to adjust the offer to accommodate investors’ concerns while staying within parameters that we could commit to in the long-term.

6. TABLES AND NOTES

6.1. CONSOLIDATED STATEMENT OF INCOME

Income Statement Unaudited Figures, in US$ million	4Q19	3Q20	4Q20	Y/Y Δ	2019	2020	Y/Y Δ
Revenues	3,447	2,327	2,270	-34.1%	13,749	9,376	-31.8%

Costs	(3,119)	(2,180)	(2,076)	-33.4%	(11,589)	(8,769)	-24.3%

Gross profit	329	147	194	-40.8%	2,160	608	-71.9%

Selling expenses	(284)	(220)	(224)	-21.2%	(1,011)	(1,008)	-0.3%
Administrative expenses	(135)	(122)	(135)	0.0%	(497)	(475)	-4.5%
Exploration expenses	(39)	(58)	(10)	-75.7%	(138)	(81)	-41.6%
Impairment of property, plant and equipment and intangible assets	—	(19)	822	N.M	(821)	(47)	-94.3%
Other operating results, net	(10)	(47)	(99)	N.M	(16)	92	N.M

Operating income	(140)	(319)	549	N.M	(325)	(911)	N.M

Income of interests in companies and joint ventures	79	58	56	-28.8%	154	168	8.8%
Financial Income	124	303	420	N.M	1,950	1,518	-22.2%
Financial Cost	(446)	(448)	(454)	1.8%	(1,837)	(1,944)	5.8%
Other financial results	72	46	59	-17.6%	62	259	N.M
Financial results, net	(251)	(98)	24	N.M	175	(167)	N.M

Net profit before income tax	(312)	(360)	629	N.M	5	(910)	N.M

Income tax	137	(122)	(90)	N.M	(693)	(188)	-72.8%

Net profit for the period	(175)	(482)	539	N.M	(688)	(1,098)	59.5%

Net profit for shareholders of the parent company	(177)	(484)	553	N.M	(700)	(1,082)	54.6%
Net profits for non-controlling interest	2	2	(14)	N.M	12	(16)	N.M
Earnings per share attributable to shareholders of the parent company	(0.45)	(1.23)	1.41	N.M	(1.78)	(2.76)	55.1%
Other comprehensive income	509	630	765	50.2%	4,603	2,923	-36.5%

Total comprehensive income for the period	334	147	1,304	N.M	3,914	1,825	-53.4%

Income Statement Unaudited Figures, in AR$ million	4Q19	3Q20	4Q20	Y/Y Δ	2019	2020	Y/Y Δ
Revenues	206,910	173,485	187,473	-9.4%	678,595	669,186	-1.4%

Costs	(187,044)	(162,353)	(171,123)	-8.5%	(575,608)	(626,212)	8.8%

Gross profit	19,866	11,132	16,350	-17.7%	102,987	42,974	-58.3%

Selling expenses	(16,963)	(16,358)	(18,433)	8.7%	(49,898)	(71,835)	44.0%
Administrative expenses	(8,124)	(9,144)	(11,214)	38.0%	(24,701)	(34,490)	39.6%
Exploration expenses	(2,348)	(4,218)	(772)	-67.1%	(6,841)	(5,846)	-14.5%
Impairment of property, plant and equipment and intangible assets	—	(1,405)	65,685	N.M	(41,429)	6,851	N.M
Other operating results, net	(617)	(3,496)	(7,878)	N.M	(1,130)	3,949	N.M

Operating income	(8,186)	(23,489)	43,738	N.M	(21,012)	(58,397)	N.M

Income of interests in companies and joint ventures	4,750	4,530	5,020	5.7%	7,968	13,270	66.5%
Financial Income	7,483	22,251	33,729	N.M	93,405	107,603	15.2%
Financial Cost	(26,903)	(33,386)	(37,553)	39.6%	(91,533)	(138,753)	51.6%
Other financial results	4,446	3,685	5,382	21.1%	4,162	19,849	N.M
Financial results, net	(14,974)	(7,450)	1,558	N.M	6,034	(11,301)	N.M

Net profit before income tax	(18,410)	(26,409)	50,316	N.M	(7,010)	(56,428)	N.M

Income tax	8,054	(8,923)	(7,304)	N.M	(26,369)	(14,589)	-44.7%

Net profit for the period	(10,356)	(35,332)	43,012	N.M	(33,379)	(71,017)	N.M

Net profit for shareholders of the parent company	(10,476)	(35,466)	44,235	N.M	(34,071)	(69,649)	N.M
Net profits for non-controlling interest	120	134	(1,223)	N.M	692	(1,368)	N.M
Earnings per share attributable to shareholders of the parent company	(26.70)	(90.29)	112.71	N.M	(86.85)	(177.42)	N.M
Other comprehensive income	30,249	46,179	61,303	N.M	221,367	206,500	-6.7%

Total comprehensive income for the period	19,893	10,847	104,315	N.M	187,988	135,483	-27.9%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6.2. CONSOLIDATED BALANCE SHEET

Consolidated Balance Sheet Unaudited Figures	In US$ million		In AR$ million
	Dec-19	Dec-20	Dec-19	Dec-20
Non-current Assets
Intangible assets	622	465	37,179	39,119
Properties, plant and equipment	17,879	16,413	1,069,011	1,379,527
Assets for leasing	1,027	524	61,391	44,081
Investments in companies and joint ventures	1,130	1,274	67,590	107,112
Deferred tax assets, net	26	31	1,583	2,629
Other receivables	197	174	11,789	14,657
Trade receivables	256	101	15,325	8,531

Total Non-current Assets	21,138	18,985	1,263,868	1,595,656

Current Assets
Assets held for disposal	0	6	0	494
Inventories	1,346	1,191	80,479	100,137
Contract assets	3	10	203	871
Other receivables	605	409	36,192	34,369
Trade receivables	1,975	1,287	118,077	108,146
Investment in financial assets	140	344	8,370	28,934
Cash and cash equivalents	1,106	650	66,100	54,618

Total Current Assets	5,175	3,897	309,421	327,569

Total Assets	26,314	22,882	1,573,289	1,923,225

Shareholders’ Equity
Shareholders’ contributions	177	124	10,572	10,385
Reserves, other comprehensive income and retained earnings	8,897	7,934	531,977	666,845
Non-controlling interest	93	73	5,550	6,165

Total Shareholders´ Equity	9,167	8,131	548,099	683,395

Non-current Liabilities
Provisions	2,421	2,219	144,768	186,488
Deferred tax liabilities, net	1,626	1,423	97,231	119,609
Contract liabilities	5	0	294	0
Income tax payable	57	42	3,387	3,571
Other taxes payable	24	3	1,428	215
Salaries and social security	0	46	0	3,860
Liabilities from leasing	676	288	40,391	24,172
Loans	7,019	6,277	419,651	527,575
Other liabilities	12	35	703	2,961
Accounts payable	41	8	2,465	710

Total non-current Liabilities	11,880	10,341	710,318	869,161

Current Liabilities
Provisions	91	73	5,460	6,133
Contract liabilities	124	81	7,404	6,824
Income tax payable	33	9	1,964	740
Other taxes payable	191	188	11,437	15,764
Salaries and social security	171	178	10,204	14,934
Liabilities from leasing	358	263	21,389	22,098
Loans	1,791	1,793	107,109	150,731
Other liabilities	22	108	1,310	9,062
Accounts payable	2,485	1,718	148,595	144,383

Total Current Liabilities	5,266	4,410	314,872	370,669

Total Liabilities	17,147	14,751	1,025,190	1,239,830

Total Liabilities and Shareholders’ Equity	26,314	22,882	1,573,289	1,923,225

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6.3. CONSOLIDATED STATEMENT OF CASH FLOW

Cash Flow Statement Unaudited Figures, in US$ million	4Q19	3Q20	4Q20	Y/Y Δ	2019	2020	Y/Y Δ
Operating activities
Net income	(175)	(482)	539	N.M	(688)	(1,098)	59.5%
Income of interests in companies and joint ventures	(79)	(58)	(56)	-28.8%	(154)	(168)	8.8%
Depreciation of property, plant and equipment	786	645	466	-40.6%	3,005	2,457	-18.2%
Depreciation of the right-of-use assets	56	64	56	1.1%	217	256	18.3%
Amortization of intangible assets	12	13	12	4.7%	49	48	-2.4%
Losses of property, plant and equipment and intangible assets and consumption of materials	79	137	86	9.4%	404	340	-15.8%
Income tax charge	(137)	122	90	N.M	693	188	-72.8%
Net increase in provisions	202	103	56	-72.3%	255	404	58.5%
Impairment of property, plant and equipment and intangible assets	—	19	(822)	N.M	821	47	-94.3%
Interest, exchange differences and others	130	88	(76)	N.M	(137)	59	N.M
Stock compensation plans	2	1	2	5.2%	10	8	-25.1%
Accrued insurance	(4)	—	(6)	35.2%	(9)	(54)	N.M
Results for assignment of participation in areas	3	—	—	-100.0%	(16)	(191)	N.M
Results from exchange of debt instruments	—	29	—	N.M	—	29	N.M
Results from exchange of financial instruments	—	(18)	—	N.M	—	(18)	N.M
Changes in assets and liabilities
Trade receivables	56	(119)	207	N.M	(294)	514	N.M
Other receivables	(55)	26	(46)	-17.3%	(268)	81	N.M
Inventories	287	61	178	-37.9%	42	143	N.M
Accounts payable	121	(136)	54	-55.4%	632	(315)	N.M
Other taxes payable	(58)	23	(15)	-74.5%	(5)	14	N.M
Salaries and Social Security	40	83	42	4.7%	84	110	30.9%
Other liabilities	2	1	110	N.M	17	113	N.M
Decrease in provisions included in liabilities for payments / utilization	(24)	(4)	(11)	-54.6%	(100)	(41)	-59.0%
Contract Assets	5	0	(6)	N.M	7	(11)	N.M
Contract Liabilities	2	43	(17)	N.M	6	8	19.3%
Dividends received	—	5	2	N.M	18	38	N.M
Insurance charge for loss of profit	—	28	9	N.M	19	52	N.M
Income tax payments	(11)	(10)	(7)	-37.3%	(154)	(39)	-74.9%

Net cash flow from operating activities	1,239	666	849	-31.5%	4,457	2,974	-33.3%

Investing activities
Acquisitions of property, plant and equipment and intangible assets	(786)	(191)	(410)	-47.9%	(3,371)	(1,678)	-50.2%
Contributions and acquisitions of interests in companies and joint ventures	(2)	—	—	N.M	(109)	—	N.M
Proceeds from sales of financial assets	—	37	93	N.M	25	547	N.M
Payments for the acquisition of financial assets	—	(126)	(224)	N.M	—	(640)	N.M
Interest received from financial assets	10	0	0	-99.6%	21	0	-98.8%
Collection for assignment of participation in areas	1	—	—	-100.0%	7	215	N.M

Net cash flow from investing activities	(776)	(279)	(540)	-30.4%	(3,428)	(1,557)	-54.6%

Financing activities
Payment of loans	(395)	(691)	(566)	43.4%	(1,910)	(2,459)	28.7%
Payment of interests	(208)	(251)	(159)	-23.5%	(863)	(872)	1.0%
Proceeds from loans	446	288	455	1.9%	2,053	1,988	-3.2%
Acquisition of own shares	—	—	(7)	N.M	(6)	(7)	7.8%
Payment of leasing	(89)	(74)	(98)	10.5%	(310)	(330)	6.4%
Payment of interests related to income tax	(6)	(2)	(1)	-80.4%	(11)	(10)	-5.8%
Payment of dividends	—	—	—	N.M	(46)	—	N.M

Net cash flow from financing activities	(251)	(730)	(377)	49.9%	(1,092)	(1,689)	54.6%

Effect of changes in exchange rates on cash and cash equivalents	21	17	5	-74.5%	481	146	-69.7%
Translation adjustments	(37)	(77)	(71)	92.7%	(621)	(329)	-47.0%
Increase (decrease) in cash and cash equivalents	195	(403)	(134)	N.M	(203)	(456)	N.M
Cash and cash equivalents at the beginning of the period	910	1,187	784	-13.9%	1,309	1,106	-15.5%

Cash and cash equivalents at the end of the period	1,106	784	650	-41.2%	1,106	650	-41.2%

Cash Flow Statement Unaudited Figures, in AR$ million	4Q19	3Q20	4Q20	Y/Y Δ	2019	2020	Y/Y Δ
Operating activities
Net income	(10,356)	(35,332)	43,012	N.M	(33,379)	(71,017)	N.M
Income of interests in companies and joint ventures	(4,750)	(4,530)	(5,020)	5.7%	(7,968)	(13,270)	66.5%
Depreciation of property, plant and equipment	46,674	47,375	37,505	-19.6%	145,894	171,452	17.5%
Depreciation of the right-of-use assets	3,307	4,703	4,491	35.8%	10,509	17,873	70.1%
Amortization of intangible assets	709	1,000	1,019	43.7%	2,374	3,428	44.4%
Losses of property, plant and equipment and intangible assets and consumption of materials	4,674	10,062	6,892	47.5%	19,124	24,314	27.1%
Income tax charge	(8,054)	8,923	7,304	N.M	26,369	14,589	-44.7%
Net increase in provisions	11,999	7,529	4,485	-62.6%	13,090	28,179	N.M
Impairment of property, plant and equipment and intangible assets	—	1,405	(65,685)	N.M	41,429	(6,851)	N.M
Interest, exchange differences and others	7,621	6,690	(5,787)	N.M	(5,939)	3,143	N.M
Stock compensation plans	122	68	173	41.8%	493	541	9.7%
Accrued insurance	(249)	—	(454)	82.3%	(498)	(3,643)	N.M
Results for assignment of participation in areas	187	—	—	-100.0%	(778)	(12,233)	N.M
Results from exchange of debt instruments	—	2,097	—	N.M	—	2,097	N.M
Results from exchange of financial instruments	—	(1,330)	—	N.M	—	(1,330)	N.M
Changes in assets and liabilities
Trade receivables	3,297	(8,709)	16,563	N.M	(11,833)	35,073	N.M
Other receivables	(3,287)	1,880	(3,665)	11.5%	(13,076)	5,482	N.M
Inventories	17,028	4,460	14,261	-16.2%	6,726	13,332	98.2%
Accounts payable	7,180	(9,971)	4,314	-39.9%	29,435	(21,039)	N.M
Other taxes payable	(3,433)	1,665	(1,180)	-65.6%	(1,145)	862	N.M
Salaries and Social Security	2,367	6,113	3,341	41.1%	4,534	8,611	89.9%
Other liabilities	104	61	8,776	N.M	803	8,988	N.M
Decrease in provisions included in liabilities for payments / utilization	(1,445)	(280)	(884)	-38.8%	(4,862)	(2,803)	-42.3%
Contract Assets	270	7	(498)	N.M	445	(754)	N.M
Contract Liabilities	120	3,141	(1,396)	N.M	776	526	-32.2%
Dividends received	—	398	122	N.M	811	2,616	N.M
Insurance charge for loss of profit	—	2,030	722	N.M	758	3,756	N.M
Income tax payments	(641)	(708)	(542)	-15.4%	(6,955)	(2,706)	-61.1%

Net cash flow from operating activities	73,444	48,747	67,869	-7.6%	217,137	209,216	-3.6%

Investing activities
Acquisitions of property, plant and equipment and intangible assets	(46,591)	(13,994)	(32,736)	-29.7%	(161,455)	(114,616)	-29.0%
Contributions and acquisitions of interests in companies and joint ventures	(95)	—	—	N.M	(4,826)	—	N.M
Proceeds from sales of financial assets	—	2,713	7,447	N.M	957	38,332	N.M
Payments for the acquisition of financial assets	—	(9,192)	(17,921)	N.M	—	(46,762)	N.M
Interest received from financial assets	611	15	3	-99.5%	1,063	18	-98.3%
Collection for assignment of participation in areas	63	—	—	-100.0%	382	13,867	N.M

Net cash flow from investing activities	(46,012)	(20,458)	(43,207)	-6.1%	(163,879)	(109,161)	-33.4%

Financing activities
Payment of loans	(23,395)	(50,611)	(45,245)	93.4%	(93,456)	(174,913)	87.2%
Payment of interests	(12,355)	(18,354)	(12,740)	3.1%	(41,606)	(60,681)	45.8%
Proceeds from loans	26,435	21,096	36,334	37.4%	97,351	139,018	42.8%
Acquisition of own shares	—	—	(550)	N.M	(280)	(550)	96.4%
Payment of leasing	(5,247)	(5,411)	(7,820)	49.0%	(15,208)	(23,290)	53.1%
Payment of interests related to income tax	(333)	(168)	(88)	-73.6%	(583)	(696)	19.4%
Payment of dividends	—	—	—	N.M	(2,300)	—	N.M

Net cash flow from financing activities	(14,895)	(53,448)	(30,109)	N.M	(56,082)	(121,112)	N.M

Effect of changes in exchange rates on cash and cash equivalents	1,234	1,259	424	-65.6%	22,896	9,575	-58.2%
Increase (decrease) in cash and cash equivalents	13,771	(23,900)	(5,023)	N.M	20,072	(11,482)	N.M
Cash and cash equivalents at the beginning of the period	52,329	83,541	59,641	14.0%	46,028	66,100	43.6%

Cash and cash equivalents at the end of the period	66,100	59,641	54,618	-17.4%	66,100	54,618	-17.4%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6.4. MAIN PHYSICAL MAGNITUDES

Main physical magnitudes Unaudited Figures	Unit	1Q19	2Q19	3Q19	4Q19	Cum. 2019	1Q20	2Q20	3Q20	4Q20	Cum. 2020
Total Production	Kboe	43,788	46,928	48,764	48,285	187,765	46,439	42,480	43,101	38,901	170,920
Crude oil production	Kbbl	20,376	20,382	20,888	20,884	82,530	20,488	18,274	18,621	18,311	75,693
NGL production	Kbbl	3,753	3,583	2,623	4,079	14,038	4,090	4,162	4,121	995	13,369
Gas production	Mm3	3,126	3,651	4,015	3,708	14,500	3,476	3,187	3,237	3,116	13,015
Henry Hub	USD/MMBTU	3.1	2.6	2.2	2.5	2.6	2.0	1.6	2.2	2.7	2.1
Brent	USD/bbl	63.2	68.9	61.9	63.4	64.4	50.4	29.3	43.0	44.3	41.8
Sales volume (YPF stand alone)

Sales of refined products	Km3	4,385	4,285	4,470	4,643	17,783	4,101	3,041	3,771	4,056	14,970

Domestic market	Km3	3,865	3,880	4,045	4,031	15,821	3,541	2,679	3,495	3,890	13,606
Gasoline	Km3	1,363	1,260	1,297	1,355	5,275	1,222	579	816	1,081	3,698
Diesel	Km3	1,874	1,981	2,029	2,041	7,925	1,722	1,578	1,931	1,812	7,044
Jet fuel and kerosene	Km3	164	138	159	149	610	126	13	14	27	180
Fuel Oil	Km3	9	11	51	5	76	4	29	157	85	275
LPG	Km3	131	193	200	183	707	136	182	229	122	670
Other (*)	Km3	324	297	309	298	1,228	330	298	348	763	1,739
Export market	Km3	520	405	425	612	1,962	561	362	275	166	1,364
Petrochemical naphtha	Km3	48	0	76	81	205	86	104	52	24	266
Jet fuel and kerosene	Km3	183	162	152	146	643	124	10	10	22	165
LPG	Km3	126	68	30	106	330	141	23	33	38	235
Bunker (Diesel and Fuel Oil)	Km3	83	74	61	133	351	103	103	94	51	350
Other (*)	Km3	80	101	106	146	433	107	122	87	31	347

Sales of petrochemical products	Ktn	246	233	254	273	1,006	227	147	192	152	717

Domestic market	Ktn	161	175	197	172	705	166	95	147	116	524
Methanol	Ktn	45	81	63	60	249	55	22	36	14	129
Other	Ktn	116	94	134	112	456	111	72	110	102	395
Export market	Ktn	85	58	57	101	301	61	52	45	36	193
Methanol	Ktn	38	8	21	47	114	27	6	2	15	50
Other	Ktn	47	50	36	54	187	33	46	43	21	143

Grain, flours and oils	Ktn	242	438	405	332	1,417	238	523	459	217	1,438

Domestic market	Ktn	43	50	112	66	271	33	97	57	29	216
Export market	Ktn	199	388	293	266	1,146	205	427	401	189	1,221

Fertilizers	Ktn	42	134	111	123	410	91	227	233	131	682

Domestic market	Ktn	42	134	111	123	410	91	227	233	131	682
Main products imported (YPF stand alone)
Gasolines	Km3	50	57	0	31	137	51	0	0	0	51
Jet Fuel	Km3	69	32	54	11	166	0	0	0	8	8
Diesel	Km3	135	272	224	64	695	78	150	82	61	371

Brent: The Brent price has been restated for 1Q20.

Other (*): Principally includes sales of oil and lubricant bases, grease, asphalt, and residual carbon, among others.

Main products imported: The volumes of Gasolines and Jet Fuel in 4Q19 have been restated.

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions, or events expressed or implied therein will not be realized. These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 4, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer